# RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com



August 3, 2009

**Exemption No : 82-35008**

Mr Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

**SUPPL**

Dear Mr Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

| Sr. No. | Particulars |
|---|---|
| 1. | Letters dated August 3, 2009 forwarding therewith the disclosure pursuant to Regulation 8(3) of Securities & Exchange Board of India (Substantial acquisition of Shares & Takeovers) Regulations, 1997. |

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

**RELIANCE Infrastructure**
Anil Dhirubhai Ambani Group

**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

August 3, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 1233/34
Fax : 2272 2037/39/41/3121/3719
**BSE Scrip Code : 500390**

Dear Sir

**Sub.: Disclosure under Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997**

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control of over the Company, together with persons acting in concert (PAC) with them as on July 10, 2009, being the record date of the Company for the purpose of declaration of dividend.

Kindly take the same on your record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

**RELIANCE Infrastructure**
Anil Dhirubhai Ambani Group

**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

August 3, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone: 26598235/26598236
Fax: 2659 8237/38
**NSE Symbol: RELINFRA**

Dear Sir

**Sub.: Disclosure under Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997**

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control of over the Company, together with persons acting in concert (PAC) with them as on July 10, 2009, being the record date of the Company for the purpose of declaration of dividend.

Kindly take the same on your record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above